SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              KIEWIT ROYALTY TRUST
                            (Name of Subject Company)

   MPF Senior Note Program I, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay
           Premier Fund 3, LLC; MPF Flagship Fund 12, LLC; MPF Special
                Fund 8, LLC; MacKenzie Patterson Special Fund 6;
        MacKenzie Patterson Special Fund 6-A; Salvage Investors, LLC; and
                         MacKenzie Patterson Fuller, LP
                                    (Bidders)

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

      Transaction                                      Amount of
      Valuation*                                      Filing Fee

      $1,516,012                                        $46.54

* For purposes of calculating the filing fee only. Assumes the purchase of 2,526,686 Units at a purchase price equal to $0.60 per Unit in cash.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF Senior Note Program I, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6; MacKenzie Patterson Special Fund 6-A; Salvage Investors, LLC (collectively the "Purchasers") to purchase up to 2,526,686 Units of beneficial interest (the "Units") in Kiewit Royalty Trust (the "Trust"), the subject company, at a purchase price equal to $0.60 per Unit, less the amount of any distributions declared or made with respect to the Units between July 31, 2007 (the "Offer Date") and September 14, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

      In the event of a price reduction resulting from a Trust distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

      Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

      The Trust had 861 holders of record owning an aggregate of 12,633,432 Units as of DECEMBER 31, 2006, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2006. The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units. The 2,526,686 Units subject to the Offer constitute 20% of the outstanding Units. Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,516,012 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

      The address of the Trust's principal executive offices is 1700 Farnam Street, Omaha, Nebraska 68102, and its phone number is (402) 348-6000.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated July 31, 2007

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated July 31, 2007

(a)(4)   Form of advertisement in Investor's Business Daily

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 31, 2007

MPF Senior Note Program I, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6; MacKenzie Patterson Special Fund 6-A

By:      /s/ Chip Patterson
        ---------------------------------------
         Chip Patterson, Senior Vice President of Manager
         or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
        ---------------------------------------
         Chip Patterson, Senior Vice President

SALVAGE INVESTORS, LLC

 By:     /s/ John G. Brant
        ---------------------------------------
         John G. Brant, Manager

                                  EXHIBIT INDEX

Exhibit  Description

(a)(1)   Offer to Purchase dated July 31, 2007

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated July 31, 2007

(a)(4)   Form of advertisement in Investor's Business Daily